Exhibit 99.1

Appointment of CEO and Chairman of the Board

VANCOUVER, BC, Jan. 24, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) announces that the board of directors (the "Board") has accepted the resignation of Dr. Mark Cruise as Chief Executive Officer ("CEO") and as director of the Board of New Pacific. The Company wishes Dr. Cruise well in his future endeavours.

The Board has appointed Dr. Rui Feng as the CEO. Dr. Feng is the founder of the Company and served as CEO until April 27, 2020. Dr. Feng has stepped down as the Chairman of the Board and Terry Salman has been appointed as the Chairman of the Board.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA
VP, Investor Relations and Corporate Communications
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:05e 24-JAN-22